Exhibit E
CERTIFICATION OF
PRINCIPAL EXECUTIVE OFFICER

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER

OF

LISTENER BRANDS, INC.

The certification set forth below is being submitted in connection with this Annual Report on Form C-AR for the fiscal year ended December 31, 2022 (the "Report") for the purpose of complying with Section 4(a)(6) of the Securities Act of 1933 (15 U.SC. 77(d)(6) (the "Act") and Section 227.202 of the Act.

Each of the undersigned certifies that to his or her knowledge:

The financial statements of Listener Brands, Inc., included in this Form, are true and complete in all material respects.

Name:
Title: *Chief Executive Officer*